CONTACT:     Investor Relations      (214) 792-4415

            SOUTHWEST AIRLINES REPORTS FOURTH QUARTER EARNINGS AND 32nd
                          CONSECUTIVE YEAR OF PROFITABILITY


      DALLAS, TEXAS - January 19, 2005 - Southwest Airlines (NYSE:LUV) today reported its fourth quarter results. Net income for fourth quarter 2004 was $56 million, or $.07 per diluted share, compared to $66 million, or $.08 per diluted share, for fourth quarter 2003.
      The Company also reported its 32nd consecutive year of profitability, with annual net income of $313 million, or $.38 per diluted share, compared
to 2003 net income of $442 million, or $.54 per diluted share.   Excluding
last year's government grant, 2003 net income was $298 million, or $.36 per diluted share.
      Gary C. Kelly, CEO, stated: "I am very proud of our Employees and their strenuous efforts to lower our cost structure. Although our fourth quarter 2004 earnings declined 15.2 percent due to significantly higher energy costs, our unit costs, excluding fuel, declined 4.5 percent. As a result of our low cost competitive advantage and ongoing efforts to improve productivity, we have been able to offer the low fares our Customers demand while sustaining our profitability and growing our route system during these difficult airline industry times. Based on current cost trends, we expect our first quarter 2005 unit costs, excluding fuel, to decline from first quarter 2004's unit costs, excluding fuel, of 6.57 cents.
      "Even though jet fuel prices per gallon increased 20.1 percent, net of hedging gains, our overall unit costs declined 1.3 percent in fourth quarter 2004. We also continue to mitigate record-high jet fuel prices with our hedging program, which resulted in a reduction in fuel and oil expense of $174 million during fourth quarter 2004. Although we are 85 percent hedged in first quarter 2005 with prices capped at $26 per barrel, based on current market conditions, we presently expect first quarter 2005 average jet fuel cost per gallon to exceed fourth quarter 2004's 89.1 cents. We are 85 percent hedged for the remainder of 2005 with prices capped at $26 per barrel; 65 percent in 2006 at $32 per barrel; over 45 percent in 2007 at $31 per barrel; 30 percent in 2008 at $33 per barrel; and over 25 percent in 2009 at $35 per barrel.
      "The industry revenue environment continues to be a challenge due to the glut of airline seats. On balance, our fourth quarter revenue challenges are continuing into 2005. March 2005 results should benefit, however, from the timing of the Easter holiday, which fell in April last year.
      "In December, we completed a significant transaction with ATA Airlines, Inc. Of primary importance to Southwest were the six Chicago Midway gates we acquired and a six-bay aircraft maintenance hangar in Chicago, which will close this month. In addition to the $40 million purchase price for these assets, we agreed to the following in order to win the competitive bid in bankruptcy court: a commitment to codeshare with ATA at Chicago Midway and other points on our route system, subject to facility availability and Customer convenience; a $40 million debtor-in-possession loan to ATA for bankruptcy restructuring purposes; and a commitment to convert the debtor-in-possession financing to a term loan and purchase $30 million in non-voting senior convertible preferred stock upon ATA's emergence from bankruptcy. The

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codeshare to exchange passengers at Midway should begin to enhance our revenues as early as February 2005.
      "Barring any unforeseen events and assuming revenue trends somewhat improve throughout the quarter, as described above, we expect to be profitable again in first quarter 2005.
      "While we are not immune to the challenging industry revenue environment, our low costs and energetic People have allowed Southwest to react quickly to market opportunities. We look forward to bringing our low fares to Pittsburgh beginning May 2005 and the opportunity to soon increase service to Chicago Midway with the six additional gates recently acquired from ATA.
      "We continue to be well positioned for growth and currently plan to add 29 net aircraft in 2005. During fourth quarter 2004, we exercised three Boeing 737-700 options for 2006 delivery, bringing our 2006 firm orders and options to 26 and 8, respectively.
      "Despite industry challenges, our wonderful Employees consistently deliver their well-known friendly, warm, and caring Customer Service. As a result of their unwavering commitment to high-quality, low-fare service, Southwest was recently named 'Best Low Cost Carrier' by Business Traveler magazine."
      Southwest will discuss results on a conference call at 10:30 a.m. Eastern Time today. A live broadcast of the conference call will be available at southwest.com.

                             Operating Results

      Total operating revenues for fourth quarter 2004 increased 9.1 percent to $1.66 billion, compared to $1.52 billion for fourth quarter 2003. Operating income increased 8.1 percent to $120 million from $111 million in fourth quarter 2003. Revenue passenger miles (RPMs) increased 12.6 percent in fourth quarter 2004, as compared to a 10.5 percent increase in available seat miles (ASMs), resulting in a 1.2 point increase in load factor to 65.0 percent. The passenger revenue yield per RPM decreased 3.9 percent to 12.08 cents from 12.57 cents in fourth quarter 2003. Operating revenue yield per ASM (RASM) decreased 1.3 percent to 8.18 cents from 8.29 cents in fourth quarter 2003.
      Total fourth quarter 2004 operating expenses were $1.54 billion, an increase of 9.2 percent, compared to $1.41 billion in fourth quarter 2003. Operating expenses per ASM (CASM) for fourth quarter 2004 decreased 1.3 percent to 7.59 cents, compared to 7.69 cents in fourth quarter 2003. Excluding fuel, CASM for fourth quarter 2004 decreased 4.5 percent to 6.22 cents, compared to 6.51 cents for fourth quarter 2003.
      "Other expenses" increased to $31 million in fourth quarter 2004 from $10 million in fourth quarter 2003 primarily due to a $15 million ($.01 per diluted share after profitsharing and income taxes) charge in "Other losses," which was recorded in accordance with Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities." Interest expense also increased 30 percent in fourth quarter 2004 primarily due to higher interest rates and $350 million in senior unsecured Notes issued in September 2004.
      Net cash provided by operations for 2004 was $1.16 billion and cash expenditures for investing activities was $1.85 billion, which included a $34 million initial payment related to the assets acquired from ATA. As part of the asset acquisition, the Company also provided $40 million of debtor-in-

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possession financing to ATA for bankruptcy restructuring purposes.  During fourth quarter 2004, the Company issued $112 million of debt secured by four aircraft. We ended the year with $1.31 billion in cash plus our available unsecured revolving credit line of $575 million. During first quarter 2005, the Company will redeem $100 million of senior unsecured Notes due March 2005. Operating revenues for the year ended December 31, 2004 increased 10.0 percent to $6.53 billion while operating expenses increased 9.6 percent to $5.98 billion, resulting in operating income of $554 million. Excluding the 2003 special item, operating expenses increased 10.4 percent.
      Operating expenses for the year ended December 31, 2004 included $41 million (or $22 million net of profitsharing and income tax effects) for costs associated with the consolidation of the Company's reservation operations; the Company-wide early out offer; and the pay, per diem, and benefit increases retroactive to May 2002 related to the agreement reached with our Flight Attendants.

                                Special Item

      The Company believes it is helpful to management and investors to evaluate ongoing operational performance and trends by excluding special items, as described below, for comparative purposes. A reconciliation of key financial measures, excluding the 2003 special item, is included in this release, pursuant to Regulation G issued by the Securities and Exchange Commission. There were no special items in 2004.
      Pursuant to the April 2003 Emergency Wartime Supplemental Appropriations Act, the Company received a $271 million cash payment from the U.S. government, which is included as "Other gains" in its Condensed Consolidated Statement of Income for 2003. This special item, which was recorded in second quarter 2003, resulted in an increase of approximately $40 million to Employee profitsharing expense, included in "Salaries, wages, and benefits."

      This news release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the plans, intentions, and expectations reflected in or suggested by the forward-looking statements. Additional information concerning the factors which could cause actual results to differ materially from the forward-looking statements are contained in the Company's periodic filings with the Securities and Exchange Commission, including without limitation, the Company's Annual Report on Form 10-K for the year ended 2003. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this press release.

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

SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(In millions, except per share amounts)
(unaudited)


                               Three months ended          Year Ended
                                  December 31,            December 31,

                                                Percent                 Percent
                                 2004    2003   Change    2004    2003   Change
OPERATING REVENUES:
  Passenger                     $1,587  $1,467    8.2   $6,280  $5,741    9.4
  Freight                           34      24   41.7      117      94   24.5
  Other                             34      26   30.8      133     102   30.4
    Total operating revenues     1,655   1,517    9.1    6,530   5,937   10.0

OPERATING EXPENSES:

  Salaries, wages, and benefits    619     566    9.4    2,443   2,224    9.8
  Fuel and oil                     277     214   29.4    1,000     830   20.5
  Maintenance materials
    and repairs                    107     109   (1.8)     458     430    6.5
  Agency commissions                 -      12    n.a.       2      48 (95.8)
  Aircraft rentals                  45      46   (2.2)     179     183  (2.2)
  Landing fees and other rentals   102      96    6.3      408     372    9.7
  Depreciation and amortization    113      99   14.1      431     384   12.2
  Other operating expenses         272     264    3.0    1,055     983    7.3
    Total operating expenses     1,535   1,406    9.2    5,976
   5,454    9.6

OPERATING INCOME                   120     111    8.1      554     483   14.7

OTHER EXPENSES (INCOME):
  Interest expense                  26      20   30.0       88      91  (3.3)
  Capitalized interest              (9)    (10) (10.0)     (39)    (33)  18.2
  Interest income                   (7)     (6)  16.7      (21)    (24 (12.5)
  Other (gains) losses, net         21       6    n.a.      37    (259)  n.a.
    Total other expenses (income)   31      10    n.a.      65    (225)  n.a.



INCOME BEFORE INCOME TAXES          89     101  (11.9)     489     708 (30.9)
PROVISION FOR INCOME TAXES          33      35   (5.7)     176     266 (33.8)

NET INCOME                         $56     $66  (15.2)    $313    $442 (29.2)


NET INCOME PER SHARE:
    Basic                         $.07    $.08            $.40   $.56
    Diluted                       $.07    $.08            $.38   $.54

WEIGHTED AVERAGE SHARES OUTSTANDING:
    Basic                          782     788             783    783
    Diluted                        813     833             815    822

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
SOUTHWEST AIRLINES CO.
RECONCILIATION OF REPORTED AMOUNTS TO NON-GAAP ITEMS (SEE NOTE)
(In millions, except per share and per ASM amounts)
(unaudited)

                                                        Year ended
                                                       December 31,
                                                                        Percent
                                                    2004         2003   Change
Operating expenses, as reported                    $5,976      $5,454
Profitsharing impact of government grant                -         (40)
Operating expenses, excluding grant impact         $5,976      $5,414    10.4

Operating expenses per ASM, as reported            $.0777      $.0760
Profitsharing impact of government grant                -      (.0006)
Operating expenses per ASM, excluding
  grant impact                                     $.0777      $.0754     3.1

Operating expenses per ASM excluding               $.0647      $.0644
  fuel, as reported
Profitsharing impact of government grant                -      (.0006)
Operating expenses per ASM, excluding
  fuel and grant impact                            $.0647      $.0638     1.4

Operating income, as reported                        $554        $483
Profitsharing impact of government grant                -          40
Operating income, excluding grant impact             $554        $523     5.9

Net income, as reported                              $313        $442
Government grant, net of income taxes
  and profitsharing                                     -        (144)
Net income, excluding grant impact                   $313        $298     5.0

Net income per share, diluted, as reported           $.38        $.54
Government grant, net of income taxes
  and profitsharing                                     -        (.18)
Net income per share, diluted, excluding
  grant impact                                       $.38        $.36     5.6

NOTE: The above schedule reconciles the financial measures, excluding a 2003 special item, included in this press release to the most comparable GAAP
financial measures.   The special item was a $271 million Wartime Act grant
received in second quarter 2003 pursuant to the April 2003 Emergency Wartime Supplemental Appropriations Act.

The $271 million Wartime Act grant was received as a result of the war with Iraq and is recorded in "Other gains."

In management's view, comparative analysis of results can be enhanced by excluding the impact of this special item. The item is not indicative of the Company's ongoing operating performance for the applicable period, nor should it be considered in developing trend analysis for future periods.

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
SOUTHWEST AIRLINES CO.
COMPARATIVE CONSOLIDATED OPERATING STATISTICS
(unaudited)

                                                     Three months ended
                                                        December 31,
                                             2004            2003      Change
Revenue passengers carried               17,709,289      16,289,875     8.7 %
Enplaned passengers                      20,144,834      18,395,064     9.5 %
Revenue passenger miles (RPMs) (000s)    13,136,093      11,664,359    12.6 %
Available seat miles (ASMs) (000s)       20,220,077      18,293,171    10.5 %
Load factor                                   65.0%           63.8%  1.2 pts.
Average length of passenger haul (miles)        742             716     3.6 %
Average aircraft stage length (miles)           590             566     4.2 %
Trips flown	                                251,755         238,365     5.6 %
Average passenger fare                       $89.59          $90.03    (0.5)%
Passenger revenue yield per RPM (cents)       12.08           12.57    (3.9)%
Operating revenue yield per ASM (cents)        8.18            8.29    (1.3)%
Operating expenses per ASM (cents)             7.59            7.69    (1.3)%
Operating expenses per ASM,
   excluding special item                      n.a.            n.a.      n.a.
Operating expenses per ASM,
   excluding fuel (cents)                      6.22            6.51    (4.5)%
Operating expenses per ASM,
   excluding fuel and special item             n.a.            n.a.      n.a.
Fuel costs per gallon,
   excluding fuel tax (cents)                  89.1            74.2    20.1 %
Fuel consumed, in gallons (millions)            309             288     7.3 %
Number of Employees at period-end            31,011          32,847    (5.6)%
Size of fleet at period-end                     417             388     7.5 %

(a) Amounts exclude profitsharing impact of $271 million Wartime Act grant in second quarter 2003.

SOUTHWEST AIRLINES CO.
COMPARATIVE CONSOLIDATED OPERATING STATISTICS
(unaudited)

                                                        Year Ended
                                                        December 31,
                                             2004            2003      Change
Revenue passengers carried             70,902,773      65,673,945       8.0 %
Enplaned passengers                    81,066,038      74,719,340       8.5 %
Revenue passenger miles (RPMs) (000s)  53,418,353      47,943,066      11.4 %
Available seat miles (ASMs) (000s)     76,861,296      71,790,425       7.1 %
Load factor                                 69.5%           66.8%    2.7 pts.
Average length of passenger haul (miles)      753             730       3.2 %
Average aircraft stage length (miles)         576             558       3.2 %
Trips flown                               981,591         949,882       3.3 %
Average passenger fare                     $88.57          $87.42       1.3 %
Passenger revenue yield per RPM (cents)     11.76           11.97      (1.8)%
Operating revenue yield per ASM (cents)      8.50            8.27       2.8 %
Operating expenses per ASM (cents)           7.77            7.60       2.2 %
Operating expenses per ASM,
   excluding special item (cents)            7.77            7.54(a)    3.1 %
Operating expenses per ASM,
   excluding fuel (cents)                    6.47            6.44       0.5 %
Operating expenses per ASM,
   excluding fuel and special item (cents)   6.47            6.38(a)    1.4 %
Fuel costs per gallon,
    excluding fuel tax (cents)               82.8            72.3      14.5 %
Fuel consumed, in gallons (millions)        1,201           1,143       5.1 %
Number of Employees at period-end          31,011          32,847      (5.6)%
Size of fleet at period-end                   417             388       7.5 %

(a) Amounts exclude profitsharing impact of $271 million Wartime Act grant in second quarter 2003.

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
SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED BALANCE SHEET
(In millions)
(unaudited)
                                                   December 31,
                                              2004              2003
ASSETS
Current assets:
      Cash and cash equivalents             $1,305             $1,865
      Accounts and other receivables           248                132
      Inventories of parts and supplies,
        at cost                                137                 93
      Fuel hedge contracts                     428                164
      Prepaid expenses and other
        current assets                          54                 59
          Total current assets               2,172              2,313

Property and equipment, at cost:
      Flight equipment                      10,037              8,646
      Ground property and equipment          1,202              1,117
      Deposits on flight equipment
        purchase contracts                     682                787
                                            11,921             10,550
      Less allowance for depreciation
        and amortization                     3,198              3,107
                                             8,723              7,443
Other assets                                   442                122
                                           $11,337             $9,878

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
      Accounts payable                        $420               $405
      Accrued liabilities                    1,047                650
      Air traffic liability                    529                462
      Current maturities of long-term debt     146                206
          Total current liabilities          2,142              1,723

Long-term debt less current maturities       1,700              1,332
Deferred income taxes                        1,610              1,420
Deferred gains from sale and
  leaseback of aircraft                        152                168
Other deferred liabilities                     209                183
Stockholders' equity:
      Common stock                             790                789
      Capital in excess of par value           299                258
      Retained earnings                      4,089              3,883
      Accumulated other comprehensive income   417                122
      Treasury stock, at cost                  (71)                 -
          Total stockholders' equity         5,524              5,052
                                           $11,337             $9,878

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
SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In millions)
(unaudited)
                                      Three months ended       Year ended
                                         December 31,          December 31,
                                         2004     2003       2004     2003
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                            $56      $66       $313     $442
    Adjustments to reconcile net income
      to net cash provided by operating
      activities:
        Depreciation and amortization     113       99        431      384
        Deferred income taxes              42        7        183      183
        Amortization of deferred gains
         on sale and leaseback of
          aircraft                         (4)      (4)       (16)     (16)
        Amortization of scheduled airframe
         inspections & repairs             12       12         52       49
        Income tax benefit from Employee
          stock option exercises           35       41         35       41
        Changes in certain
         assets and liabilities:
          Accounts and other receivables   (2)      11        (75)      43
          Other current assets            (11)      (4)       (44)     (19)
          Accounts payable and
           accrued liabilities           (162)     149         231     129
          Air traffic liability          (114)    (106)         68      50
          Income taxes payable              -       (5)          -       -
        Other                             (14)      25         (21)     50
            Net cash provided by (used in)
             operating activities         (49)     291       1,157   1,336

CASH FLOWS FROM INVESTING ACTIVITIES:
    Payments for purchases of property
     and equipment, net                  (409)    (383)     (1,775) (1,238)
    Initial payment for assets of
     ATA Airlines, Inc.                   (34)       -         (34)      -
    Debtor in possession loan to
     ATA Airlines, Inc.                   (40)       -         (40)      -
    Other, net                             (1)       -          (1)      -
            Cash flows used in
             investing activities        (484)    (383)     (1,850) (1,238)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance of long-term debt            112        -         520       -
    Proceeds from Employee stock plans     36       31          88      93
    Payments of long-term debt and
     capital lease obligations           (185)    (109)       (207)   (130)
    Payments of cash dividends              -        -         (14)    (14)
    Repurchase of common stock              -        -        (246)      -
    Other, net                             (1)       1          (8)      3
            Net cash provided by (used in)
             financing activities         (38)     (77)        133     (48)

NET INCREASE (DECREASE) IN
  CASH AND CASH EQUIVALENTS              (571)    (169)       (560)     50
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                   1,876    2,034       1,865   1,815
CASH AND CASH EQUIVALENTS AT
  END OF PERIOD                        $1,305   $1,865      $1,305  $1,865

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

Southwest Airlines Co.
Boeing 737-700 Delivery Schedule
As of December 31, 2004

                                Prior Schedule        Current Schedule
                               Firm     Options*      Firm     Options*
2005                            34         -           34         -
2006                            23        11           26         8
2007                            25        29           25        29
2008                             6        45            6        45
2009-2012                        -       177            -       177
Total                           88       262           91       259

*Includes purchase rights